AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 8, 1998
                                          REGISTRATION NO. 333-21143


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                        POST-EFFECTIVE AMENDMENT NO. 1
                                      TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

CITICORP                             DELAWARE           06-1515595
CITICORP CAPITAL IV                  DELAWARE           51-6506266
CITICORP CAPITAL V                   DELAWARE           52-6839454
CITICORP CAPITAL VI                  DELAWARE           52-6839455
CITICORP CAPITAL VII                 DELAWARE           52-6839456
CITICORP CAPITAL VIII                DELAWARE           52-6839457
CITICORP CAPITAL IX                  DELAWARE           52-6839458
CITICORP CAPITAL X                   DELAWARE           52-6839459
CITICORP CAPITAL XI                  DELAWARE           52-6839460
CITICORP CAPITAL XII                 DELAWARE           52-6839461
CITICORP CAPITAL XIII                DELAWARE           52-6839462
CITICORP CAPITAL XIV                 DELAWARE           52-6839463


(Exact name of issuer as       (State or other          (I.R.S. Employer
specified in its charter)      jurisdiction of          Identification No.)
                               incorporation or
                               organization)

                                399 Park Avenue
                           New York, New York 10043
                                (212) 559-1000

              (Address, including zip code, and telephone number, including area code, of principal executive offices)

                               Stephanie B. Mudick
                         General Counsel--Corporate Law
                                 Citigroup Inc.
                              153 East 53rd Street
                            New York, New York 10043
                                 (212) 793-7855

            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                                John T. Bostelman
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004

      Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

      If the only securities being registered on this form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. |X|

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.|_|

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier registration statement for the same offering.
|_|

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |X|

This Post-Effective Amendment No. 1 to Form S-3 Registration Statement also constitutes a post-effective amendment to each of the following Form S-3 Registration Statements: File Nos. 33-33238, 33-64574 and 33-59751. Such post-effective amendments shall hereafter become effective concurrently with the effectiveness of this Registration Statement in accordance with Section 8(a) of the Securities Act of 1933.

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 15. Indemnification of Directors and Officers.

      Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware empowers a corporation to indemnify any person who was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

      Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

      Section 145 further provides that to the extent a director or officer of a corporation, among others, has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that expenses incurred by a director or officer in defending any action, suit or proceeding may be paid by the corporation in advance of the final disposition thereof upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that such director or officer is not entitled to indemnification under Section 145; and that indemnification and advancement of expenses provided for by Section 145 shall not be deemed exclusive of any other rights to which the person seeking indemnification or advancement of expenses may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation, among others, against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

      The Certificate of Incorporation of Citicorp provides, in effect, that, to the extent and under the circumstances permitted by subsections (a) and (b) of
Section 145, Citicorp (i) shall indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding described in subsections (a) and (b) by reason of the fact that he is or was a director or officer of Citicorp against expenses, judgments, fines and amounts paid in settlement, and (ii) may indemnify any person who was or is a party or is threatened to be made a party to any such action, suit or proceeding if such person was an employee or agent of Citicorp and is or was serving at the request of Citicorp as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Such Certificate of Incorporation also provides, in effect, that expenses incurred by a director or officer in defending a civil or criminal action, suit or proceeding shall be paid by Citicorp in advance of the final disposition thereof upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that such director or officer is not entitled to be indemnified by Citicorp. In addition, as permitted by Section 145 of the General Corporation Law of the State of Delaware, Citicorp maintains liability insurance covering directors and principal officers, including the Regular Trustees of the Trusts.

      Article IV of the Declaration of Trust of each Trust limits the liability to the Trust and certain other persons, and provides for the indemnification by the Trust or Citicorp, of Trustees, their officers, directors and employees and certain other persons.

Item 16.  Exhibits.

      1(a)  --    Form   of   Underwriting   Agreement--Senior   Notes   (with
                  representatives, with delayed delivery).  (1)
      1(b)  --    Form  of  Underwriting   Agreement--Senior   Notes  (without
                  representatives, with delayed delivery). (1)
      1(c)  --    Form   of   Underwriting   Agreement--Senior   Notes   (with
                  representatives, without delayed delivery). (2)
      1(d)  --    Form  of  Underwriting   Agreement--Senior   Notes  (without
                  representatives, without delayed delivery). (2)
      1(e)  --    Form of  Underwriting  Agreement--Senior  Notes  (with Notes and/or Warrants). (3)
      1(f)  --    Form of Selling Agent  Agreement--Senior  Notes  (Domestic).
                  (4)
      1(g)  --    Form of Selling Agent Agreement--Senior Notes (Euro). (5)
      1(h)  --    Form of Delayed Delivery Contract--Senior Notes. (1)
      1(i)  --    Form of  Underwriting  Agreement--Subordinated  Notes  (with representatives, with delayed delivery). (6)
      1(j)  --    Form of Underwriting  Agreement--Subordinated Notes (without representatives, with delayed delivery). (6)

      1(k)  --    Form of  Underwriting  Agreement--Subordinated  Notes  (with representatives, without delayed delivery). (6)
      1(l)  --    Form of Underwriting  Agreement--Subordinated Notes (without representatives, without delayed delivery). (6)
      1(m)  --    Form of  Underwriting  Agreement--Subordinated  Notes  (with
                  Subordinated Securities and/or Warrants). (7)
      1(n)  --    Form  of   Selling   Agent   Agreement--Subordinated   Notes
                  (Domestic). (8)
      1(o)  --    Form of Selling Agent  Agreement--Subordinated Notes (Euro).
                  (8)
      1(p)  --    Form of Delayed Delivery Contract--Subordinated Notes. (6)
      1(q)  --    Form of Underwriting  Agreement--Subordinated  Capital Notes
                  (with representatives). (9)
      1(r)  --    Form of Underwriting  Agreement--Subordinated  Capital Notes
                  (without representatives). (9)
      1(s)  --    Form of  Underwriting  Agreement  --  Preferred  Stock (with
                  Representatives). (10)
      1(t)  --    Form of  Underwriting  Agreement -- Preferred Stock (without
                  Representatives). (10)
      1(w)  --    Form of Underwriting  Agreement -- Trust Capital  Securities
                  (17)
      3(i)  --    Certificate of Incorporation of Citicorp.
      3(ii) --    By-Laws of Citicorp.
      4(a)  --    Senior  Indenture  between  Citicorp and United States Trust
                  Company of New York, as Trustee. (4)
      4(b)(i) --  First Supplemental Indenture to Senior Indenture between
                  Citicorp and United States Trust Company of New York, as
                  Trustee. (5)
      4(b)(ii) -- Second  Supplemental  Indenture to Senior Indenture  between
                  Citicorp  and United  States Trust  Company of New York,  as
                  Trustee.
      4(c)  --    Forms of Senior  Notes  (included  in Exhibit 4(a) at pages
                  A-1 to F-27).
      4(d)  --    Subordinated   Indenture  between  Citicorp  and  The  Chase
                  Manhattan  Bank  (formerly   known  as  Chemical  Bank),  as
                  Trustee. (11)
      4(e)(i) --  First Supplemental Indenture to Subordinated Indenture between
                  Citicorp and The Chase Manhattan Bank, as Trustee. (12)
      4(e)(ii) -- Second  Supplemental  Indenture to  Subordinated  Indenture
                  between Citicorp and The Chase Manhattan Bank, as Trustee.
                  (16 )
      4(e)(iii)-- Third  Supplemental   Indenture  to  Subordinated  Indenture
                  between Citicorp and The Chase Manhattan Bank, as Trustee.
      4(f)  --    Forms of  Subordinated  Notes  (included in Exhibit 4(d) at pages A-1 to G.3-2).
      4(g)  --    Subordinated  Capital Notes Indenture  between  Citicorp and
                  The Chase Manhattan Bank (formerly known as Chemical Bank), as Trustee. (9)
      4(h)(i) --  First Supplemental Indenture to Subordinated Capital Notes
                  Indenture between Citicorp and The Chase Manhattan Bank
                  (formerly known as Chemical Bank), as Trustee. (13)

      4(h)(ii) -- Second Supplemental Indenture to Subordinated Capital Notes
                  Indenture between Citicorp and The Chase Manhattan Bank
                  (formerly known as Chemical Bank), as Trustee.
      4(i)  --    Form  of  Note   Warrant   Agreement--Senior   Notes   (with
                  definitive Note Warrants). (3)
      4(j)  --    Form of definitive Note Warrant--Senior  Notes (included in
                  Exhibit 4(h) at pages 16 to 22). (3)
      4(k)  --    Form of Note  Warrant  Agreement--Senior  Notes (with global
                  Note Warrants). (3)
      4(l)  --    Form of  global  Note  Warrant--Senior  Notes  (included  in
                  Exhibit 4(k) at pages 22 to 29). (3)
      4(m)  --    Form of Note  Warrant  Agreement--Subordinated  Notes  (with definite Note Warrants). (7)
      4(n)  --    Form  of   definitive   Note   Warrant--Subordinated   Notes
                  (included in Exhibit 4(m) at pages 16-22). (7)
      4(o)  --    Form of Note  Warrant  Agreement--Subordinated  Notes  (with global Warrants). (7)
      4(p)  --    Form of global Note  Warrant--Subordinated  Notes (included at Exhibit 4(m) at pages 22-29). (7)
      4(q)  --    Form of Currency  Warrant  Agreement  (with global  Currency
                  Warrants). (14)
      4(r)  --    Form of global  Currency  Warrant  (included in Exhibit 4(h)
                  at pages A-1 to A-5). (14)
      4(s)  --    Form of Certificate  for shares of Preferred  Stock.  (10)
      4(t)  --    Form of Depositary Receipt.  (10)
      4(u)  --    Form of Deposit Agreement.  (10)
      4(v)  --    Form of Preferred Stock Warrant Agreement (with definitive and Preferred Stock Warrant). (15)
      4(w)  --    Form of Preferred  Stock  Warrant  (included in Exhibit 4(v)
                  at pages 14 to 19). (15)
      4(x)  --    Certificate of Trust of Citicorp Capital III. (Certificates
                  of Trust for each other Trust,  identical except for the name, will be filed upon request.) (18)
      4(y)  --    Declaration of Trust of Citicorp Capital III. (Declarations
                  of Trust for each other Trust, identical except for the name, will be filed upon request.) (18)
      4(z)(i) --  Form of  Amended  and  Restated  Declaration  of Trust to be
                  used in connection with the issuance of Capital Securities by Citicorp Capital IV. (18)
      4(z)(ii)--  Form of  Amended  and  Restated  Declaration  of Trust to be
                  used in connection with the issuance of Capital Securities by Citicorp Capital V. (18)

      4(z)(iii)-- Form of  Amended  and  Restated  Declaration  of Trust to be
                  used in connection  with the issuance of Capital  Securities by Citicorp Capital VI. (18)
      4(z)(iv)--  Form of  Amended  and  Restated  Declaration  of Trust to be
                  used in connection  with the issuance of Capital  Securities by Citicorp Capital VII. (18)
      4(z)(v)--   Form of Amended and Restated  Declaration  of Trust to be used in  connection  with the  issuance  of Capital  Securities  by
                  Citicorp Capital VIII.(18)
      4(z)(vi)--  Form of  Amended  and  Restated  Declaration  of Trust to be
                  used in connection  with the issuance of Capital  Securities by Citicorp Capital IX. (18)
      4(z)(vii)-- Form of  Amended  and  Restated  Declaration  of Trust to be
                  used in connection  with the issuance of Capital  Securities by Citicorp Capital X. (21)
      4(z)(viii)--Form of Amended and Restated  Declaration  of Trust to be used in  connection  with the  issuance  of Capital  Securities  by
                  Citicorp Capital XI.
                  (21)
      4(z)(ix)--  Form of  Amended  and  Restated  Declaration  of Trust to be
                  used in connection  with the issuance of Capital  Securities by Citicorp Capital XII. (21)
      4(z)(x)--   Form of Amended and Restated  Declaration  of Trust to be used in  connection  with the  issuance  of Capital  Securities  by
                  Citicorp Capital XIII.(21)
      4(z)(xi)--  Form of  Amended  and  Restated  Declaration  of Trust to be
                  used in connection  with the issuance of Capital  Securities by Citicorp Capital XIV. (21)
      4(aa) --    Junior   Subordinated   Indenture   between   Citicorp   and
                  Wilmington Trust Company, as Trustee. (18)
      4(bb)(i)--  Form of  Supplemental  Indenture  to be  used in  connection with the issuance of Junior Subordinated Debt Securities and Capital Securities. (17)
      4(bb)(ii)-- Fourth Supplemental  Indenture to Indenture between Citicorp and Wilmington Trust Company, as Trustee.
      4(cc)(i)--  Form of Capital  Security of Citicorp  Capital IV. (included as part of Exhibit 4(z)(i)).
      4(cc)(ii)-- Form of Capital  Security of Citicorp  Capital V.  (included as part of Exhibit 4(z)(ii)).
      4(cc)(iii)--Form of Capital Security of Citicorp Capital VI. (included as part of Exhibit 4(z)(iii)).
      4(cc)(iv)-- Form of Capital Security of Citicorp Capital VII.  (included as part of Exhibit 4(z)(iv)).

      4(cc)(v)--  Form  of  Capital   Security  of  Citicorp   Capital   VIII.
                  (included as part of Exhibit 4(z)(v)).
      4(cc)(vi)-- Form of Capital  Security of Citicorp  Capital IX. (included as part of Exhibit 4(z)(vi)).
      4(cc)(vii)--Form of Capital Security of Citicorp Capital X. (included as part of Exhibit 4(z)(vii)).
      4(cc)(viii)--Form of Capital Security of Citicorp Capital XI. (included as part of Exhibit 4(z)(viii)).
      4(cc)(ix)-- Form of Capital Security of Citicorp Capital XII.  (included as part of Exhibit 4(z)(ix)).
      4(cc)(x)--  Form  of  Capital   Security  of  Citicorp   Capital   XIII.
                  (included as part of Exhibit 4(z)(x)).
      4(cc)(xi)-- Form of Capital Security of Citicorp Capital XIV.  (included as part of Exhibit 4(z)(xi)).
      4(dd) --    Form of Junior Subordinated Debt Security (included as part of Exhibit 4(aa)).
      4(ee)(i)--  Form of  Guarantee  with  respect to Capital  Securities  of
                  Citicorp Capital IV. (18)
      4(ee)(ii)-- Form of  Guarantee  with  respect to Capital  Securities  of
                  Citicorp Capital V. (18)
      4(ee)(iii)--Form  of  Guarantee  with  respect  to Capital  Securities  of
                  Citicorp  Capital  VI.(18)
      4(ee)(iv)-- Form of Guarantee with respect to Capital Securities of
                  Citicorp Capital VII. (18)
      4(ee)(v)--  Form of  Guarantee  with  respect to Capital  Securities  of
                  Citicorp Capital VIII. (18)
      4(ee)(vi)-- Form of  Guarantee  with  respect to Capital  Securities  of
                  Citicorp Capital IX. (18)
      4(ee)(vii)--Form  of  Guarantee  with  respect  to Capital  Securities  of
                  Citicorp  Capital X. (21)
      4(ee)(viii)--Form  of Guarantee with respect to Capital  Securities  of
                  Citicorp  Capital  XI.(21)
      4(ee)(ix)-- Form  of Guarantee with respect to Capital Securities of
                  Citicorp Capital XII. (21)
      4(ee)(x)--  Form of  Guarantee  with  respect to Capital  Securities  of
                  Citicorp Capital XIII.(21)
      4(ee)(xi)-- Form of  Guarantee  with  respect to Capital  Securities  of
                  Citicorp Capital XIV.(21)
      5(a)  --    Opinion and consent of Stephen E. Dietz,  Associate General
                  Counsel of Citibank, N.A. (21)
      5(b)  --    Opinion  and  consent of Morris,  Nichols,  Arsht & Tunnell.
                  (21)

      12(a) --    Citicorp  and  Subsidiaries--Calculation  of Ratio of Income
                  to Fixed Charges. (20)
      23(a)(i)--  Consent of KPMG Peat Marwick LLP. (21)
      23(b) --    Consent of Stephen E. Dietz,  Associate  General  Counsel of
                  Citibank, N.A. (included as part of Exhibit 5(a)).
      23(c) --    Consent of Morris,  Nichols,  Arsht & Tunnell  (included  as part of Exhibit 5(b)).
      24    --    Powers of Attorney.
      25(a) --    Statement of  Eligibility of Wilmington  Trust Company,  as
                  Trustee with respect to Junior Subordinated Debt Securities of
                  Citicorp.(19)
      25(b) --    Statement of  Eligibility of Wilmington  Trust  Company,  as
                  Property Trustee under the Amended and Restated  Declaration of Trust of Citicorp Capital IV. (19)
      25(c) --    Statement of  Eligibility of Wilmington  Trust  Company,  as
                  Property Trustee under the Amended and Restated  Declaration of Trust of Citicorp Capital V. (19)
      25(d) --    Statement of  Eligibility of Wilmington  Trust  Company,  as
                  Property Trustee under the Amended and Restated  Declaration of Trust of Citicorp Capital VI. (19)
      25(e) --    Statement of  Eligibility of Wilmington  Trust  Company,  as
                  Property Trustee under the Amended and Restated  Declaration of Trust of Citicorp Capital VII.(19)
      25(f) --    Statement of  Eligibility of Wilmington  Trust  Company,  as
                  Property Trustee under the Amended and Restated  Declaration of Trust of Citicorp Capital VIII. (19)
      25(g) --    Statement of  Eligibility of Wilmington  Trust  Company,  as
                  Property Trustee under the Amended and Restated  Declaration of Trust of Citicorp Capital IX. (19)
      25(h) --    Statement of  Eligibility of Wilmington  Trust  Company,  as
                  Guarantee Trustee under the Capital Securities  Guarantee of
                  Citicorp   for  the   benefit  of  the  holders  of  Capital
                  Securities of Citicorp Capital IV. (19)
      25(i) --    Statement of  Eligibility of Wilmington  Trust  Company,  as
                  Guarantee Trustee under the Capital Securities  Guarantee of
                  Citicorp   for  the   benefit  of  the  holders  of  Capital
                  Securities of Citicorp Capital V. (19)
      25(j) --    Statement of  Eligibility of Wilmington  Trust  Company,  as
                  Guarantee Trustee under the Capital Securities  Guarantee of
                  Citicorp   for  the   benefit  of  the  holders  of  Capital
                  Securities of Citicorp Capital VI. (19)
      25(k) --    Statement of  Eligibility of Wilmington  Trust  Company,  as
                  Guarantee Trustee under the Capital Securities  Guarantee of
                  Citicorp   for  the   benefit  of  the  holders  of  Capital
                  Securities of Citicorp Capital VII. (19)

      25(l) -- Statement of Eligibility of Wilmington Trust Company, as Guarantee Trustee under the Capital Securities Guarantee of Citicorp for the benefit of the holders of Capital Securities of Citicorp Capital VIII. (19)
      25(m) -- Statement of Eligibility of Wilmington Trust Company, as Guarantee Trustee under the Capital Securities Guarantee of Citicorp for the benefit of the holders of Capital Securities of Citicorp Capital IX. (19)
      25(n) -- Statement of Eligibility of Wilmington Trust Company, as Property Trustee under the Amended and Restated Declaration of Trust of Citicorp Capital X. (21)
      25(o) -- Statement of Eligibility of Wilmington Trust Company, as Property Trustee under the Amended and Restated Declaration of Trust of Citicorp Capital XI.(21)
      25(p) -- Statement of Eligibility of Wilmington Trust Company, as Property Trustee under the Amended and Restated Declaration of Trust of Citicorp Capital XII. (21)
      25(q) -- Statement of Eligibility of Wilmington Trust Company, as Property Trustee under the Amended and Restated Declaration of Trust of Citicorp Capital XIII.(21)
      25(s) -- Statement of Eligibility of Wilmington Trust Company, as Property Trustee under the Amended and Restated Declaration of Trust of Citicorp Capital XIV.(21)
      25(t) -- Statement of Eligibility of Wilmington Trust Company, as Guarantee Trustee under the Capital Securities Guarantee of Citicorp for the benefit of the holders of Capital Securities of Citicorp Capital X.(21)
      25(u) -- Statement of Eligibility of Wilmington Trust Company, as Guarantee Trustee under the Capital Securities Guarantee of Citicorp for the benefit of the holders of Capital Securities of Citicorp Capital XI.(21)
      25(v) -- Statement of Eligibility of Wilmington Trust Company, as Guarantee Trustee under the Capital Securities Guarantee of Citicorp for the benefit of the holders of Capital Securities of Citicorp Capital XII.(21)
      25(w) -- Statement of Eligibility of Wilmington Trust Company, as Guarantee Trustee under the Capital Securities Guarantee of Citicorp for the benefit of the holders of Capital Securities of Citicorp Capital XIII.(21)
      25(x) -- Statement of Eligibility of Wilmington Trust Company, as Guarantee Trustee under the Capital Securities Guarantee of Citicorp for the benefit of the holders of Capital Securities of Citicorp Capital XIV.(21)
      25(y) -- Statement of Eligibility of United States Trust Company of New York with respect to Senior Notes of Citicorp.(19)
      25(z) -- Statement of Eligibility of The Chase Manhattan Bank with respect to Subordinated Notes of Citicorp.(19)

--------
 (1) Incorporated herein by reference to Citicorp's Registration Statement on Form S-3, File No. 2-95728.
 (2) Incorporated herein by reference to Citicorp's Registration Statement on Form S-3, File No. 33-2978.
 (3) Incorporated herein by reference to Citicorp's Registration Statement on Form S-3, File No. 33-20454.
 (4) Incorporated herein by reference to Citicorp's Registration Statement on Form S-3, File No. 33-30791.
 (5) Incorporated herein by reference to Citicorp's Registration Statement on Form S-3, File No. 33-36177.
 (6) Incorporated herein by reference to Citicorp's Registration Statement on Form S-3, File No. 2-97198.
 (7) Incorporated herein by reference to Citicorp's Registration Statement on Form S-3, File No. 33-20692.
 (8) Incorporated herein by reference to Citicorp's Registration Statement on Form S-3, File No. 33-33238.
 (9) Incorporated herein by reference to Citicorp's Registration Statement on Form S-3, File No. 33-4400.
 (10) Incorporated herein by reference to Citicorp's Registration Statement on Form S-3, File No. 33-35178.
 (11) Incorporated herein by reference to Citicorp's Financial Review and Form 10-Q filed on August 14, 1991 (Commission File Number 1-5738).
 (12) Incorporated herein by reference to Citicorp's Current Report on Form 8-K filed on November 22, 1992 (Commission File Number 1-5738).
 (13) Incorporated herein by reference to Citicorp's Current Report on Form 8-K filed on April 17, 1987 (Commission File Number 1-5738).
 (14) Incorporated herein by reference to Citicorp's Registration Statement on Form S-3, File No. 33-42378.
 (15) Incorporated herein by reference to Citicorp's Registration Statement on Form S-3, File No. 33-64574.
 (16) Incorporated herein by reference to Citicorp's Current Report on Form 8-K, dated January 20, 1998 (Commission File Number 1-5738).
 (17) Incorporated herein by reference to Citicorp's and the Trusts' Registration Statement on Form S-3, File No. 333-14971.
 (18) Incorporated herein by reference to Citicorp's and the Trusts' Registration Statement on Form S-3, File No. 333-20803.
 (19) Incorporated herein by reference to Citicorp and the Trusts' Registration Statement on Form S-3, File No. 333-32065.
 (20) Incorporated herein by reference to Citicorp's Financial Review and Form 10-Q filed on August 13, 1998.
 (21) Previously filed.

Item 17.  Undertakings.

The undersigned registrants hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those items is contained in periodic reports filed by the registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference to this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497 (h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(6) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) To supplement the prospectus relating to any offering of warrants or rights, after the expiration date of the related subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on the terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, each registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment to Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on October 8, 1998.

                                          CITICORP

                                       By /s/ Peter Gallant
                                          ______________________
                                          Peter Gallant
                                          Vice President

                                          CITICORP CAPITAL IV
                                          CITICORP CAPITAL V
                                          CITICORP CAPITAL VI
                                          CITICORP CAPITAL VII
                                          CITICORP CAPITAL VIII
                                          CITICORP CAPITAL IX
                                          CITICORP CAPITAL X
                                          CITICORP CAPITAL XI
                                          CITICORP CAPITAL XII
                                          CITICORP CAPITAL XIII
                                          CITICORP CAPITAL XIV

                                       By /s/ Peter Gallant
                                          _______________________
                                          Peter Gallant
                                          Trustee


                                       By /s/ John F. Rice
                                          _______________________
                                          John F. Rice
                                          Trustee

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to Registration Statement on Form S-3 has been signed below on October 8, 1998 by the following persons in the capacities with Citicorp indicated below.

            Signature                           Capacity
            ---------                           --------

                  *
            -----------------
            John S. Reed                        Chairman and Director
                                                (Principal Executive Officer)

                  *
            -----------------
            Victor J. Menezes                   Director

            Signature                              Capacity
            ---------                              --------


            -------------------
            Paul J. Collins                        Director


                    *
            -------------------                    Director
            Robert I. Lipp

                    *
            -------------------                    Director
            William R. Rhodes

                    *
            -------------------                    Director
            H. Onno Ruding

            /s/ Heidi G. Miller
            -------------------                    Principal Financial
            Heidi G. Miller                        Officer

            /s/ Roger W. Trupin
            -------------------                    Principal Accounting
            Roger W. Trupin                        Officer



*By   /s/ Peter Gallant
      -----------------
      Peter Gallant
      Attorney-in-Fact